UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.
Information contained in this Form 6-K
On May 9, 2011, NiMin Energy Corp. issued the following press release regarding its operations update.

SIGNATURES

NIMIN ENERGY CORP. PROVIDES OPERATIONS UPDATE
CARPINTERIA, CA — May 9, 2011 — NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF) (“NiMin” or the "Company”) today announced the following operations update, including:
•	Commencement of the 2011 drilling program in Wyoming;

•	Completion of Phase 1 and 2 of the Willow Draw facilities expansion this quarter, ahead of schedule; and

•	Drilling of the first of two wells in California’s Pleito Creek Field where the Company is applying its patented Combined Miscible Drive (“CMD”) technology.
Wyoming Update
The Company commenced its 2011 drilling program in Wyoming at the Hunt field, which began in late April and will continue through the end of 2011. The program includes a total of 18 wells at all four of the Company’s fields.
Phases 1 and 2 of the facility expansion at the Willow Draw field in Wyoming will be completed in the second quarter, one quarter ahead of previous estimates. This expansion of the facilities will increase the capacity from 465 barrels of oil per day (“BOPD”) and 35,000 barrels of water per day (“BWPD”) to 1,100 BOPD and 47,000 BWPD. Phase 3, to be completed in the fourth quarter, will increase capacity to handle all production from the 2011 program.
Pleito Creek Update
NiMin will also begin the drilling of two consecutive wells in California at the Pleito Creek field this week. These wells will be drilled vertically and completed with fracture stimulation in the Santa Margarita formation where the Company is applying its patented CMD technology.
Management Comments
Mr. Clancy Cottman, Chairman and CEO, said, “The accelerated completion of Phases 1 and 2 of the Willow Draw facilities expansion will allow us to put all of our existing wells and workovers online, maximizing production throughout the year. Phase 3 will create capacity for all new wells that we drill in 2011, giving the Company flexibility to drill more wells at the Willow Draw field.
“The progress of our drilling program in California underscores our commitment to exploiting the heavy oil resource in the Pleito Creek field. In addition, through the application of NiMin’s innovative CMD technology, we expect to improve production rates and ultimate recovery within this acreage. In Wyoming, we will drill in all four fields to maximize the utilization of our facilities and minimize production downtime.
“Our staff continues to make significant progress on or ahead of schedule. We are very pleased with the team effort to improve operations and implement this exciting drilling program, which we believe will create value for shareholders.”

CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 28 million barrels of proved and probable reserves, 98% of which are oil.
Cautionary Statements
     This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the drilling program to be commenced by NiMin during 2011, facilities expansion and resulting production gains. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: May 9, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer